UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended December 31, 2023

Sparx Holdings Group, Inc.
(Exact name of issuer as specified in its charter)

Nevada	92-3402117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1800d Mineral Spring Avenue, #164

North Providence, RI 02904

(Issuer Mailing Address)

401-830-9878

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Sparx Holdings Group, Inc.

For the Six Months Ended December 31, 2023 and 2022 (Unaudited)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, the terms “Sparx”, “Sparx Holdings”, “Sparx Holdings Group”, “we”, “us”, “our” or “the Company” refers to Sparx Holdings Group, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

General

Note: For a comprehensive description of our business, please refer to our Form 1-A filed with the Securities and Exchange Commission on March 31, 2023.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement, referenced herein, is included as EX-10.1 to the Form 8-K we filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The Company intends to commercialize the Licensor’s wireless fire suppression technology, transforming it into a comprehensive fire protection and safety product line, while seeking approval from third-party testing bodies. Our aim is to offer enhanced protection against challenging fires across diverse premises, including commercial buildings and industrial sites, through the deployment of our advanced proprietary wireless mesh network fire suppression system technology. We are committed to designing, developing, integrating, installing, testing, manufacturing, producing, and marketing our initial wireless mesh network fire suppression system, branded as the “Sparx™ Smart Sprinkler System.”

Currently, the Company has finished constructing the first full version of its prototype Sparx™ Smart Sprinkler System and has begun fine-tuning the prototype system based on initial bench testing and other internal evaluations.

The Sparx™ Smart Sprinkler System consists of Sensing and Activation Units designed to interface with traditional fire sprinkler parts. The Sensing and Activation Units allow fire sprinklers to detect fires early on in their development using temperature, smoke, flame, and gas sensors. The Company has also developed the first version of its prototype Hub which collects and analyzes data from Sensing and Activation Units. The Company has equipped the Hub to seamlessly operate on backup battery power in the event of power loss. The Hub also includes a touchscreen interface so users can easily view system health and status. The Company has integrated software to allow the Hub to wirelessly communicate to Sensing and Activation Units and trigger sprinkler activations.

It is anticipated that throughout ongoing and future testing phases, the prototype system will undergo several revisions. The Company cannot accurately predict, at this juncture, when a market-ready version of the prototype system will be available.

Pictured above: Inactivated bulb style sprinkler head with Sparx™ Sensing and Activation Unit (fits around bulb style sprinkler head)	Pictured above: Activated bulb style sprinkler head with Sparx™ Sensing and Activation Unit (fits around bulb style sprinkler head)

One can view our functioning prototype here: https://www.youtube.com/watch?v=BtlJBlV4qFk

Pictured above: Our main control “Hub” which acts as a central communication station between our Sensing and Activation units.	Pictured above: “Hub Touch Screen” which displays real time data communicated by the system, including but not limited to alarm conditions, environmental data, warnings, logs, etc.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was issued by the USPTO on January 28, 2022.

In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO under Application Serial No. 97/597085 and Serial No. 97/597092 to register our brand name “SPARX” and Sparx design logo, respectively. Licensor has provided us permission, informally, to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement. On October 3, 2023, both Trademark Applications were approved for publication by the USPTO.

The Company has no employees at this time and relies upon the services of our sole officer Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio another director. From time to time, the Company may utilize outside contractors to assist with the development of its technology.

Financing

Management intends to finance operating expenses through contributions to capital from related parties, proceeds from the sale(s) of its common stock, or alternative means of financing that have not yet been determined. There is no assurance that management's plan will be successful or that it will have sufficient funds to fulfill its business objectives.

Third-Party Testing

The Company believes securing additional capital is necessary to execute its business agenda effectively. Presently, the Company foresees that a significant portion of its funding over the next twelve months, and potentially beyond, will be allocated towards third-party testing of its prototype Sparx™ Smart Sprinkler System. Subsequently, upon achieving a market-ready version of the Sparx™ Smart Sprinkler System, the Company will need to assess the associated costs of bringing the product to mass market. However, as the prototype is still undergoing testing and may undergo revisions, these costs have not been definitively determined at this stage.

To effectively market our future products, third-party testing is necessary. UL and FM are two of the most common third-party entities in the United States that provide listing, approval, or certification services within the fire protection industry. UL is a reputable testing institute that is one of the largest public safety testing labs in the world, while FM also has an international reputation for testing and is well-regarded in the industry. In contrast to UL, FM is an insurance company that provides insurance coverage to customers that use products that they have approved or certified to their own testing standards.

Our initial objective is to obtain UL Listing to fill an industry gap for providing adequate and reasonable sprinkler protection in storage and warehousing applications. We would also like to obtain FM Approval for the Sparx™ Smart Sprinkler System, but we believe that there may be additional testing with FM due to our product’s novelty in the fire sprinkler industry. Our plan is to first work with UL to see how our product performs in large-scale testing, before working with FM on a test program for FM Approval. The third-party testing required for our product will most likely include mechanical and electrical testing, as well as large-scale fire testing.

Our product's first application will be focused on providing adequate suppression for a storage application that cannot be currently protected with reasonable water demand. We want to ensure that our first application for testing is in line with the fire protection requirements for the average clear heights of the current proposed industrial developments for storage and warehousing. We plan to allocate a significant portion of our funding towards conducting large-scale fire tests, which can be expensive due to the need for experienced personnel and state-of-the-art test labs that can handle fire hazards. Fire tests for high-storage heights must be conducted in at least three scenarios, as fires can originate directly under a single sprinkler head, between two sprinkler heads, or among four sprinkler heads. We estimate the cost of each large-scale fire test for high-storage heights to range anywhere from $250k to $1M. As reflected in our balance sheet, we currently lack the necessary funding to carry out these tests and are actively exploring financing options. Currently, our testing has been constrained to internal testing and bench testing.

Following a test program with UL, we may decide to pursue FM Approval so we can sell our products to more customers, conduct performance-based design solutions for individual customers, or work towards conquering other challenging fire suppression applications.

Results of Operations

As of December 31, 2023 and June 30, 2023

Assets

As of December 31, 2023, and June 30, 2023, we had cash and cash equivalents of $90,272 and $100,219, respectively. As of December 31, 2023, we had prepaid expenses in the amount of $2,624, consisting of a software license and rent.

Additionally, as of December 31, 2023, we held a right-of-use lease asset valued at $21,017 for office space (see Note 8 to our financial statements below).

Our total assets as of December 31, 2023, and December 31, 2022, were $113,913 and $100,219, respectively.

Liabilities

As of December 31, 2023, and June 30, 2023, we had total liabilities of $23,141 and $600, respectively. The variance is primarily attributable to a right-of-use lease liability as of December 31, 2023.

For the Six Months Ended December 31, 2023 and the Six Months Ended December 31, 2022

Revenues

We have not realized any revenues for the six months ended December 31, 2023 and December 31, 2022.

While we have plans to monetize our Sparx™ Smart Sprinkler System in the future, we currently do not have a market-ready product available for sale. We are in the ongoing process of developing our Sparx™ Smart Sprinkler System. We believe that additional testing will be required before we can consider bringing it to market.

Operating Expenses

Our total operating expenses were $65,561 and $16,829 for the six months ended December 31, 2023 and 2022, respectively.

For the six months ended December 31, 2023, our operating expenses consisted mainly of research & development, marketing, and general & administrative expenses.

For the six months ended December 31, 2023, we had marketing expenses of $6,762, research & development costs of $13,074 and general & administrative expenses of $45,726. Research and development costs, as well as marketing expenses, are associated with the advancement of our Sparx™ Smart Sprinkler System. As mentioned throughout, our Sparx™ Smart Sprinkler System has been constructed, but is likely to undergo additional refinements during further testing.

For the six months ended December 31, 2022, our operating expenses consisted solely of general & administrative expenses.

We attribute the variance in our operating expenses to an increase in activity, as we have been diligently pursuing the development of our Sparx™ Smart Sprinkler System. This has led to increased costs related to research and development, marketing, as well as higher general and administrative expenses.

Net Loss

Our Net loss was $65,561 and $16,829 for the six months ended December 31, 2023 and 2022, respectively. We believe the variance is due to the same reasons as those noted above under “Operating Expenses.”

Operating Activities

For the six months ended December 31, 2023 and December 31, 2022 we had net cash used in operating activities of $(40,447) and $0, respectively. The variance is primarily due to a higher net loss for the six months ending December 31, 2023. We attribute this increase in loss to our increased pursuit of business objectives, leading to heightened business activity.

Financing Activities

During the period ended December 31, 2023, 1,525,000 shares of common stock were sold to 7 shareholders at $.02 per share for proceeds totaling $30,500. This constituted all of the cash received from the sale of common stock for the six months ending December 31, 2023. No proceeds were received from the sale of common stock for the six months ending December 31, 2022.

On or about May 3, 2023, the Company sold 5,000,000 shares of our Common Stock to a non-related party at $.02 per share for total proceeds of $100,000.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for services related to the Company.

Compensation

The Company’s stock-based compensation expense for the six months ended December 31, 2023 and 2022 was $0 and $10,000 respectively.

During the six months ending December 31, 2023, we paid $10,000 to our Chief Executive Officer and Director, Cassandra DeNunzio, in exchange for services she provided to the Company related to research and development.

Liquidity and Capital Resources

Management plans to fund operating expenses through capital contributions from related parties, proceeds from the sale of common stock, or other financing methods that have not yet been fully determined. However, there is no guarantee of success in these efforts or that adequate funds will be available to meet the company's business objectives. Additionally, there is no assurance that management will be able to provide funding or that they will have the means to do so. It should be noted that there are no agreements in place with any of the Company's officers or directors regarding funding.

Currently, we have limited capital resources and no access to bank financing or other external funding. To meet our future goals, we believe must secure additional capital. While we are actively seeking additional capital, we cannot guarantee that we will secure such capital. We may explore various financing options, including issuing equity or debt securities or obtaining credit facilities. However, even if we raise the required funds, unforeseen costs or cash needs may arise, necessitating alternative financing. Moreover, issuing additional equity or debt securities could dilute existing stockholders' ownership or grant superior rights to new investors. If we fail to secure additional financing on acceptable terms, we may need to reduce operations, slowing our progress, or temporarily halt operations until we secure adequate funding.

Contractual Obligations and Off-Balance Sheet Arrangements

We have the following contractual obligations:

1) Equiniti-Transfer Agent pursuant to Registrar Agreement. The address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120. The phone number is 651-453-2139.

2) Sparx Technologies, LLC patent license agreement executed on August 29, 2022.

3) On December 29, 2023, the Company entered into a lease agreement with related party, Lisa DeNunzio (the “Landlord”) for a term of 5 years, beginning January 1, 2024. The monthly rent will be $500 per month for the duration of the lease for a total of $30,000. The landlord is a family member of our CEO and directors. The space may be used by the Company for operations and storage (see Note 8 to our financial statements below).

We do not have any off-balance sheet arrangements.

Item 2. Other Information

The Company has voluntarily provided herein the following unaudited quarterly financial statements and Notes for the period ended December 31, 2023, in this section that it believes will satisfy the “reasonably current information” and “adequate current public information” under the requirements of Rule 144 and Rule 144A as stated in the final rules under Regulation A.

Sparx Holdings Group, Inc.

Balance Sheet

	December 31, 2023 (Unaudited)	June 30, 2023 (Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,272	$100,219
Prepaid expenses	2,624	-
TOTAL CURRENT ASSETS	92,896	100,219
Right of use lease asset - related party	21,017	-
TOTAL ASSETS	$113,913	$100,219

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Right of use lease liability - related party	$3,052	$-
Accrued Expenses and other payables	2,124	600
TOTAL CURRENT LIABILITIES	5,266	600
Right of use lease liability - related party	17,965	-

TOTAL LIABILITIES	23,141	600

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of December 31, 2023 and June 30, 2023)	-	-

Common stock ($.0001 par value, 500,000,000 shares authorized, 285,350,031 issued and outstanding as of December 31, 2023 and 283,825,031 issued and outstanding as of June 30, 2023, respectively)	28,535	28,383
Additional paid-in capital	185,936	129,374
Accumulated deficit	(123,699)	(58,138)
Total Stockholders’ Equity (Deficit)	90,772	99,619

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$92,896	$100,219

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statements of Operations

(Unaudited)

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022

Operating expenses
Research and development	$11,979	$-	$13,074	$-
Marketing	2,778	-	6,762	-
General and administrative expenses	12,780	$2,054	45,726	16,829
Total operating expenses	27,537	2,054	65,561	16,829

Net loss	$(27,537)	$(2,054)	$(65,561)	$(16,829)

Basic and Diluted net loss per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	285,350,031	278,750,031	261,448,979	246,684,814

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended December 31, 2023

(Unaudited)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2023	283,825,031	$28,383	$129,374	$(58,138)	$99,619
Common shares sold	1,525,000	153	30,348		30,500
Expenses paid on behalf of the Company and contributed to capital	-	-	15,065	-	15,065
Net loss	-	-	-	(38,025)	(38,025)
Balances, September 30, 2023	285,350,031	$28,535	$174,786	$(96,163)	$107,159
Expenses paid on behalf of the Company and contributed to capital	-	-	11,150	-	11,150
Net loss	-	-	-	(27,537)	(27,537)
Balances, December 31, 2023	285,350,031	$28,535	$185,936	$(126,699)	$90,772

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended December 31, 2022

(Unaudited)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2022	178,750,031	$17,875	$(7,422)	$(10,453)	$-
Shares issued as compensation	100,000,000	10,000			10,000
Expenses paid on behalf of the Company and contributed to capital	-	-	4,775	-	4,775
Net loss	-	-	-	(14,775)	(14,775)
Balances, September 30, 2022	278,750,031	$27,875	$(2,647)	$(25,228)	$-
Expenses paid on behalf of the Company and contributed to capital	-	-	2,054	-	2,054
Net loss	-	-	-	(2,054)	(2,054)
Balances, December 31, 2022	278,750,031	$27,875	$(593)	$(27,282)	$-

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(65,561)	$(16,829)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses contributed to capital	26,215	6,829
Share-based compensation	-	10,000
Changes in current assets and liabilities:
Prepaid expenses	(2,624)	-
Accrued expenses and other payables	(600)	-
Net cash used in operating activities	(40,447)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Cash from the sale of common shares	30,500	-
Net cash provided by financing activities	30,500	-

Net change in cash	(9,947)	-
Beginning cash balance	100,219	-
Ending cash balance	$90,272	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.
Notes to the Unaudited Financial Statements

Note 1 - Organization and Description of Business

Sparx Holdings Group, Inc. (“the Company”), formerly known as “Prime Time Holdings, Inc.,” was incorporated on June 30, 2021, in the State of Nevada.

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On May 18, 2022, Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement, referenced herein, is included as EX-10.1 to the Form 8-K we filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The Company intends to commercialize the Licensor’s wireless fire suppression technology, transforming it into a comprehensive fire protection and safety product line, while seeking approval from third-party testing bodies. Our aim is to offer enhanced protection against challenging fires across diverse premises, including commercial buildings and industrial sites, through the deployment of our advanced proprietary wireless mesh network fire suppression system technology. We are committed to designing, developing, integrating, installing, testing, manufacturing, producing, and marketing our initial wireless mesh network fire suppression system, branded as the “Sparx™ Smart Sprinkler System.”

Currently, the Company has finished constructing the first full version of its prototype Sparx™ Smart Sprinkler System and has begun fine-tuning the prototype system based on initial bench testing and other internal evaluations. It is anticipated that throughout ongoing and future testing phases, the prototype will undergo several revisions. The Company cannot accurately predict, at this juncture, when a market-ready version of the prototype system will be available.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was issued by the USPTO on January 28, 2022.

In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. Sparx relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO under Application Serial No. 97/597085 and Serial No. 97/597092 to register our brand name “SPARX” and Sparx design logo, respectively. Licensor has provided us permission, informally, to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement. On October 3, 2023, both Trademark Applications were approved for publication by the USPTO.

The Company has no employees at this time and relies upon the services of our sole officer Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio another director. From time to time, the Company may utilize outside contractors to assist with the development of its technology.

The Company has a fiscal year end of June 30th .

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. These financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent audited financial statements contained within the Company’s Annual Report on Form 10-K, filed with the SEC on September 8, 2023 (the “2023 Annual Report”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year. Notes to the financial statements, which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period as reported in the 2023 Annual Report, have been omitted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2023, and June 30, 2023, were $90,272 and $100,219 respectively.

Leases

Lease right of use (“ROU”) assets and liabilities are recognized at commencement date of the lease, based on the present value of lease payments over the lease term. We determine if a contract is a lease at the inception of the arrangement. We review all options to extend, terminate, or purchase the ROU assets, and when reasonably certain to exercise, we include the option in the determination of the lease term and lease liability. The lease ROU asset also includes any lease payments made and excludes any lease incentives. When readily determinable, we use the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date, including the lease term. We recognize ROU assets and liabilities for all leases with a lease term of 12 months or longer.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at December 31, 2023, and June 30, 2023.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of December 31, 2023 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of December 31, 2023.

The Company’s stock-based compensation expense for the six months ended December 31, 2023 and 2022 was $0 and $10,000 respectively.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management intends to finance operating expenses through contributions to capital from related parties, proceeds from the sale(s) of its common stock, or alternative means of financing that have not yet been determined. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of June 30, 2023, the Company has incurred a net loss of approximately $123,699 which resulted in a net operating loss for income tax purposes. The loss results in a deferred tax asset of approximately $25,977 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2023, we have completed only three taxable fiscal years.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of December 31, 2023 except for the following:

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001. There were no shares of preferred stock issued and outstanding as of December 31, 2023 and June 30, 2023.

Common Stock

The authorized preferred stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 285,350,031 and 283,825,031 shares of common stock issued and outstanding as of December 31, 2023 and June 30, 2023, respectively.

During the period ended December 31, 2023, 1,525,000 shares of common stock were sold to 7 shareholders at $.02 per share for proceeds totaling $30,500.

On or about May 3, 2023, the Company sold 5,000,000 shares of our Common Stock to a non-related party at $.02 per share for total proceeds of $100,000.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for services related to the Company.

Additional Paid-In Capital

During the period ended December 31, 2023, the Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the Company totaling $26,215.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $27,303 during the year ended June 30, 2023.

These payments were made with no expectation of repayment and are posted as additional paid-in capital.

The Company’s CEO, and director, Cassandra DeNunzio, contributed cash totaling $4,001 to the Company during the year ended June 30, 2023. These contributions were made with no expectation of repayment and are posted as additional paid-in capital.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Lease

On December 29, 2023, the Company entered into a lease agreement with related party, Lisa DeNunzio (the “Landlord”) for a term of 5 years, beginning January 1, 2024. The monthly rent will be $500 per month for the duration of the lease for a total of $30,000. The landlord is a family member of our CEO and directors. The space may be used by the Company for operations and storage (see Note 8).

Services Rendered

During the three and six months ending December 31, 2023, we paid $10,000 to our Chief Executive Officer and Director, Cassandra DeNunzio, in exchange for services she provided to the Company related to research and development.

Note 8 - Lease Assets and Liabilities

On December 29, 2023, the Company entered into a lease agreement with related party, Lisa DeNunzio (the “Landlord”) for a term of 5 years, beginning January 1, 2024. The monthly rent will be $500 per month for the duration of the lease for a total of $30,000. The landlord is a family member of our CEO and directors. The space may be used by the Company for operations and storage. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%.

The tables below present financial information associated with our leases. As noted above, we adopted Topic 842 using a transition method that does not require application to periods prior to adoption.

	Balance Sheet Classification	December 31, 2023	June 30, 2023

Right-of-use assets	Lease asset long	$21,017	$-
Current lease liabilities	Short-term lease liability	3,052	-
Non-current lease liabilities	Lease liability long term	17,965	-

Maturities of lease liabilities as of December 31, 2023 are as follows:

2024	6,000
2025	6,000
2026	6,000
2027	6,000
2028	6,000
Total	30,000
Add (Less): Imputed interest	(8,983)
Present value of lease liabilities	21,017

Note 9 - Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended December 31, 2023 and has found that there was nothing material to disclose.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended December 31, 2023, are not necessarily indicative of the results that can be expected for the year ending June 30, 2024.

Sparx Holdings Group, Inc.

Financial Statements and Notes

For the Semi-Annual Period Ended December 31, 2023

Sparx Holdings Group, Inc.

Balance Sheet

	December 31, 2023 (Unaudited)	June 30, 2023 (Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,272	$100,219
Prepaid expenses	2,624	-
TOTAL CURRENT ASSETS	92,896	100,219
Right of use lease asset - related party	21,017	-
TOTAL ASSETS	$113,913	$100,219

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Right of use lease liability - related party	$3,052	$-
Accrued Expenses and other payables	2,124	600
TOTAL CURRENT LIABILITIES	5,266	600
Right of use lease liability - related party	17,965	-

TOTAL LIABILITIES	23,141	600

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of December 31, 2023 and June 30, 2023)	-	-

Common stock ($.0001 par value, 500,000,000 shares authorized, 285,350,031 issued and outstanding as of December 31, 2023 and 283,825,031 issued and outstanding as of June 30, 2023, respectively)	28,535	28,383
Additional paid-in capital	185,936	129,374
Accumulated deficit	(123,699)	(58,138)
Total Stockholders’ Equity (Deficit)	90,772	99,619

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$92,896	$100,219

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statements of Operations

(Unaudited)

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022

Operating expenses

Research & Development	$13,074	$-
Marketing	6,762	-
General & Administrative	45,726	16,829
Total operating expenses	65,561	16,829

Net loss	$(65,561)	$(16,829)

Basic and Diluted net loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	261,448,979	246,684,814

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended December 31, 2023

(Unaudited)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2023	283,825,031	$28,383	$129,375	$(58,138)	$99,619
Common shares sold	1,525,000	152	30,348		30,500
Expenses paid on behalf of the Company and contributed to capital	-	-	26,215	-	26,215
Net loss	-	-	-	(65,561)	(65,561)
Balances, December 31, 2023	285,350,031	$28,535	$185,936	$(123,699)	$90,772

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended December 31, 2022

(Unaudited)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2022	178,750,031	$17,875	$(7,422)	$(10,453)	$-
Shares issued as compensation	100,000,000	10,000			10,000
Expenses paid on behalf of the Company and contributed to capital	-	-	6,829	-	6,829
Net loss	-	-	-	(16,829)	(16,829)
Balances, December 31, 2022	278,750,031	$27,875	$(593)	$(27,282)	$-

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.

Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(65,561)	$(16,829)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses contributed to capital	26,215	6,829
Share-based compensation	-	10,000
Changes in current assets and liabilities:
Prepaid expenses	(2,624)	-
Accrued expenses and other payables	(600)	-
Net cash used in operating activities	(40,447)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Cash from the sale of common shares	30,500	-
Net cash provided by financing activities	30,500	-

Net change in cash	(9,947)	-
Beginning cash balance	100,219	-
Ending cash balance	$90,272	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

Sparx Holdings Group, Inc.
Notes to the Unaudited Financial Statements

Note 1 - Organization and Description of Business

Sparx Holdings Group, Inc. (“the Company”), formerly known as “Prime Time Holdings, Inc.,” was incorporated on June 30, 2021, in the State of Nevada.

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On May 18, 2022, Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement, referenced herein, is included as EX-10.1 to the Form 8-K we filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The Company intends to commercialize the Licensor’s wireless fire suppression technology, transforming it into a comprehensive fire protection and safety product line, while seeking approval from third-party testing bodies. Our aim is to offer enhanced protection against challenging fires across diverse premises, including commercial buildings and industrial sites, through the deployment of our advanced proprietary wireless mesh network fire suppression system technology. We are committed to designing, developing, integrating, installing, testing, manufacturing, producing, and marketing our initial wireless mesh network fire suppression system, branded as the “Sparx™ Smart Sprinkler System.”

Currently, the Company has finished constructing the first full version of its prototype Sparx™ Smart Sprinkler System and has begun fine-tuning the prototype system based on initial bench testing and other internal evaluations. It is anticipated that throughout ongoing and future testing phases, the prototype will undergo several revisions. The Company cannot accurately predict, at this juncture, when a market-ready version of the prototype system will be available.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was issued by the USPTO on January 28, 2022.

In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. Sparx relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO under Application Serial No. 97/597085 and Serial No. 97/597092 to register our brand name “SPARX” and Sparx design logo, respectively. Licensor has provided us permission, informally, to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement. On October 3, 2023, both Trademark Applications were approved for publication by the USPTO.

The Company has no employees at this time and relies upon the services of our sole officer Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio another director. From time to time, the Company may utilize outside contractors to assist with the development of its technology.

The Company has a fiscal year end of June 30th .

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. These financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent audited financial statements contained within the Company’s Annual Report on Form 10-K, filed with the SEC on September 8, 2023 (the “2023 Annual Report”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year. Notes to the financial statements, which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period as reported in the 2023 Annual Report, have been omitted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2023, and June 30, 2023, were $90,272 and $100,219 respectively.

Leases

Lease right of use (“ROU”) assets and liabilities are recognized at commencement date of the lease, based on the present value of lease payments over the lease term. We determine if a contract is a lease at the inception of the arrangement. We review all options to extend, terminate, or purchase the ROU assets, and when reasonably certain to exercise, we include the option in the determination of the lease term and lease liability. The lease ROU asset also includes any lease payments made and excludes any lease incentives. When readily determinable, we use the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date, including the lease term. We recognize ROU assets and liabilities for all leases with a lease term of 12 months or longer.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at December 31, 2023, and June 30, 2023.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of December 31, 2023 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of December 31, 2023.

The Company’s stock-based compensation expense for the six months ended December 31, 2023 and 2022 was $0 and $10,000 respectively.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management intends to finance operating expenses through contributions to capital from related parties, proceeds from the sale(s) of its common stock, or alternative means of financing that have not yet been determined. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of June 30, 2023, the Company has incurred a net loss of approximately $123,699 which resulted in a net operating loss for income tax purposes. The loss results in a deferred tax asset of approximately $25,977 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2023, we have completed only three taxable fiscal years.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of December 31, 2023 except for the following:

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001. There were no shares of preferred stock issued and outstanding as of December 31, 2023 and June 30, 2023.

Common Stock

The authorized preferred stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 285,350,031 and 283,825,031 shares of common stock issued and outstanding as of December 31, 2023 and June 30, 2023, respectively.

During the period ended December 31, 2023, 1,525,000 shares of common stock were sold to 7 shareholders at $.02 per share for proceeds totaling $30,500.

On or about May 3, 2023, the Company sold 5,000,000 shares of our Common Stock to a non-related party at $.02 per share for total proceeds of $100,000.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for services related to the Company.

Additional Paid-In Capital

During the period ended December 31, 2023, the Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the Company totaling $26,215.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $27,303 during the year ended June 30, 2023.

These payments were made with no expectation of repayment and are posted as additional paid-in capital.

The Company’s CEO, and director, Cassandra DeNunzio, contributed cash totaling $4,001 to the Company during the year ended June 30, 2023. These contributions were made with no expectation of repayment and are posted as additional paid-in capital.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Lease

On December 29, 2023, the Company entered into a lease agreement with related party, Lisa DeNunzio (the “Landlord”) for a term of 5 years, beginning January 1, 2024. The monthly rent will be $500 per month for the duration of the lease for a total of $30,000. The landlord is a family member of our CEO and directors. The space may be used by the Company for operations and storage (see Note 8).

Services Rendered

During the six months ending December 31, 2023, we paid $10,000 to our Chief Executive Officer and Director, Cassandra DeNunzio, in exchange for services she provided to the Company related to research and development.

Note 8 - Lease Assets and Liabilities

On December 29, 2023, the Company entered into a lease agreement with related party, Lisa DeNunzio (the “Landlord”) for a term of 5 years, beginning January 1, 2024. The monthly rent will be $500 per month for the duration of the lease for a total of $30,000. The landlord is a family member of our CEO and directors. The space may be used by the Company for operations and storage. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%.

The tables below present financial information associated with our leases. As noted above, we adopted Topic 842 using a transition method that does not require application to periods prior to adoption.

	Balance Sheet Classification	December 31, 2023	June 30, 2023

Right-of-use assets	Lease asset long	$21,017	$-
Current lease liabilities	Short-term lease liability	3,052	-
Non-current lease liabilities	Lease liability long term	17,965	-

Maturities of lease liabilities as of December 31, 2023 are as follows:

2024	6,000
2025	6,000
2026	6,000
2027	6,000
2028	6,000
Total	30,000
Add (Less): Imputed interest	(8,983)
Present value of lease liabilities	21,017

Note 9 - Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended December 31, 2023 and has found that there was nothing material to disclose.

Item 4. Exhibits

Exhibit No.	Description

1A-2A	Articles of Incorporation (1)
1A-2B	Certificate of Amendment (2)
1A-2C	Amended and Restated By-laws (3)

____________________

(1)	Filed as EX-3.2 to Form 10-12G with the Securities and Exchange Commission on July 26, 2021
(2)	Filed as EX-31 to Form 8-K filed with the Securities and Exchange Commission on July 22, 2022.
(3)	Filed as EX1A-2B to our Offering Statement (1-A) filed with the Securities and Exchange Commission on March 31, 2023.

 Signatures

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in North Providence, Rhode Island on February 22, 2024.

Sparx Holdings Group, Inc.

By:	/s/ Cassandra DeNunzio
Chief Executive Officer, Chief Financial Officer (Principal Executive Officer, Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer)
Date: February 22, 2024